Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ James B. Ream**
                                   James B. Ream

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Frederick S. Cromer**
                                             Frederick S. Cromer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Phung Ngo-Burns**
                                            Phung Ngo-Burns

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ George R. Bravante, Jr.**
                                          George R. Bravante, Jr.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Janet Clarke**
                                   Janet Clarke

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Kim Fadel**
                                   Kim Fadel

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Thomas W. Horton**
                                        Thomas W. Horton

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Richard Reitz**
                                   Richard Reitz

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: February 21, 2006   **/s/ Richard F. Wallman**
                                       Richard F. Wallman